UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-166998-08
Bumble Bee International (PR), Inc.
(Exact name of registrant as specified in its charter)
Post Office Box 309GT, Ugland House, South Church Street, George Town E9 0000, 858-715-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7.75% Senior Secured Notes due 2015, Guarantees of 7.75% Senior Secured Notes due 2015
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Bumble Bee International (PR), LLC (f/k/a as Bumble Bee International (PR), Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 19, 2011	Bumble Bee International (PR), LLC (f/k/a as Bumble Bee International (PR), Inc.)
	By:	/s/ Christopher Lischewski
		Name:	Christopher Lischewski
		Title:	President